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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 3 TO
                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                ---------------

                         PIMCO ADVISORS HOLDINGS L.P.
                               (Name of Issuer)

                                ---------------

                        PACIFIC LIFE INSURANCE COMPANY
                         PACIFIC ASSET MANAGEMENT LLC
                               PIMCO HOLDING LLC
                              PIMCO PARTNERS, LLC
                             PIMCO PARTNERS, G.P.
                         PIMCO ADVISORS HOLDINGS L.P.
                     (Name of Person(s) Filing Statement)

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                       Units of Limited Partner Interest
                        (Title of Class of Securities)

                                ---------------

                                   69338P10
                     (CUSIP Number of Class of Securities)

                                ---------------

                               David Carmichael
                        PACIFIC LIFE INSURANCE COMPANY
                           700 Newport Center Drive
                        Newport Beach, California 92660
                                (949) 219-3011

                                Richard M. Weil
                         PIMCO ADVISORS HOLDINGS L.P.
                           800 Newport Center Drive
                        Newport Beach, California 92660
                                (949) 219-2200
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:
             Karen Bertero                        David C. Flattum
      Gibson, Dunn & Crutcher LLP                 Latham & Watkins
        333 South Grand Avenue                  650 Town Center Drive
         Los Angeles, CA 90071                  Costa Mesa, CA 92626
            (213) 229-7000                         (714) 540-1235

  This statement is filed in connection with (check the appropriate box):

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     a.  [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.  [_] A tender offer.
     d.  [_] None of the above.
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  Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                           Amount of Filing Fee**
       $1,921,362,097.50                                    $384,273
================================================================================
 * This amount is based upon a merger involving the purchase of 49,583,538 units of limited partnership interest in PIMCO Advisors Holdings L.P. at $38.75 per unit. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $384,273.
**  The amount of the filing fee calculated in accordance with Exchange Act
    Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $384,273
Form or Registration No.: Preliminary Schedule 14A
Filing Party: PIMCO Advisors Holdings L.P.
Date Filed: December 20, 1999
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  This Amendment No. 3 ("Amendment No. 3") to the Rule 13e-3 Transaction
Statement on Schedule 13E-3 filed on December 21, 1999 (the "Original Schedule 13E-3" and, together with Amendment No. 1 filed on February 29, 2000, Amendment No. 2 filed on March 3, 2000, and, as amended hereby, this "Schedule 13E-3") is being filed by Pacific Life Insurance Company, a California life insurance company ("Pacific Life"), Pacific Asset Management LLC, a Delaware limited liability company ("PAM"), PIMCO Holding LLC, a Delaware limited liability company ("PHLLC"), PIMCO Partners, LLC, a California limited liability company ("PPLLC"), PIMCO Partners, G.P., a California general partnership ("Partners GP"), and PIMCO Advisors Holdings L.P., a Delaware limited partnership (the "Partnership"), in connection with the acquisition of the Partnership by Allianz of America, Inc., a Delaware corporation ("Allianz of America"), through the merger of an indirect subsidiary of Allianz of America with the Partnership pursuant to an Implementation and Merger Agreement, dated October 31, 1999, as amended, by and among Allianz of America, PAM, the Partnership, PIMCO Advisors L.P., a Delaware limited partnership, PPLLC, PHLLC, Partners GP, and the other parties named therein (the "Merger Agreement"). By filing this Schedule 13E-3, the signatories do not concede that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the merger or the other transactions contemplated by the Merger Agreement.

ITEM 16. ADDITIONAL INFORMATION

  Item 16 is hereby amended and supplemented as follows:

  At a special meeting of the unitholders of the Partnership held on April 28, 2000, the unitholders of the Partnership approved the acquisition of the Partnership by Allianz of America through the merger of an indirect subsidiary of Allianz of America with the Partnership in accordance with the Merger Agreement. The Merger became effective on May 5, 2000 at 8:01 am New York City time as specified in the Certificate of Merger filed with the Secretary of State of the State of Delaware. As a result of the Merger, the former unitholders of the Partnership are entitled to receive $38.75 per unit in cash.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

  Item 17 is hereby amended and supplemented as follows:

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 99.12 Certificate of Merger filed with the Secretary of State of the State of
       Delaware on May 4, 2000.

 99.13 Joint press release of the Partnership and Allianz AG dated May 5, 2000.
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000

                                     PACIFIC LIFE INSURANCE COMPANY, a
                                      California life insurance company

                                            /s/ Sharon A. Cheever
                                         By ___________________________________
                                            Name:  Sharon A. Cheever
                                            Title: Vice President

                                     PACIFIC ASSET MANAGEMENT LLC,
                                       a Delaware limited liability company

                                            By: Pacific Life Insurance
                                                Company, a California life
                                                insurance company, Member

                                                   /s/ Sharon A. Cheever
                                                By _____________________________
                                                   Name:  Sharon A. Cheever
                                                   Title: Vice President

                                     PIMCO HOLDING LLC,
                                       a Delaware limited liability company

                                         By: Allianz GP Sub LLC, a Delaware
                                             limited liability company, Sole
                                             Member

                                             By: Allianz of America, Inc., a
                                                 Delaware corporation, Sole
                                                 Member

                                                   /s/ Christian Finckh
                                                 By ___________________________

                                                   Name:  Dr. Christian Finckh

                                                   Title: Attorney-in-fact

                                     PIMCO PARTNERS, LLC, a California limited
                                      liability company

                                                /s/ William S. Thompson
                                             By _______________________________
                                                Name:  William S. Thompson
                                                Title: Chief Executive Officer

                                       1
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                                     PIMCO PARTNERS, G.P., a California
                                      general partnership

                                         By: PIMCO Holding LLC, a Delaware
                                             limited liability company,
                                             General Partner

                                            By: Allianz Gp Sub LLC, a Delaware
                                                limited liability company,
                                                Sole Member

                                                By: Allianz of America, Inc.,
                                                    a Delaware Corporation,
                                                    Sole Member

                                                       /s/ Christian Finckh

                                                   By__________________________

                                                       Name:  Dr. Christian
                                                       Finckh

                                                       Title: Attorney-in-fact

                                         By: Allianz Gp Sub LLC, a Delaware
                                             limited liability company,
                                             General Partner

                                            By: Allianz of America, Inc., a
                                                Delaware corporation, Sole
                                                Member

                                                       /s/ Christian
                                                       Finckh

                                                   By: ___________________

                                                       Name:  Dr. Christian
                                                       Finckh

                                                       Title: Attorney-in-fact

                                     PIMCO ADVISORS HOLDINGS L.P.,
                                       a Delaware limited partnership

                                         By: Holdings LP General Partner LLC,
                                             a Delaware limited liability
                                             company General Partner

                                            By: Allianz GP Sub LLC, a Delaware
                                                limited liability company Sole
                                                Member

                                                By: Allianz of America, Inc.,
                                                    a Delaware corporation,
                                                    Sole Member

                                                       /s/ Christian Finckh
                                                    By__________________________

                                                      Name: Dr. Christian Finckh

                                                      Title: Attorney-in-fact

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                                 EXHIBIT INDEX

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 Exhibit                               Description
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
  99.12 Certificate of Merger filed with the Secretary of State of Delaware on May 4, 2000.

  99.13  Joint press release of the Partnership and Allianz AG dated May 5,
         2000.
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